SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
COREL CORPORATION
(Name of Subject Company)
COREL CORPORATION
(Name of Person Filing Statement)
COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)
21869X103
(CUSIP Number of Class of Securities)

Kris Hagerman
Chief Executive Officer
Corel Corporation
1600 Carling Ave
Ottawa, Ontario
Canada K1Z 8R7
(650) 930-5826
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copies to:

Barry J. Reiter Bennett Jones LLP 3400 One First Canadian Place Toronto Ontario M5X 1A4 Canada (416) 777-6500	Joel I. Greenberg Kaye Scholer LLP 425 Park Avenue New York, NY 10022-3598 (212) 836-8201	Gregory C. Smith Woodside Counsel, P.C. 203 Redwood Shores Parkway Redwood Shores, CA 94065 (650) 632-1690
☐ Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.
THE OFFER TO PURCHASE TO WHICH THIS DIRECTORS’ CIRCULAR RELATES IS MADE PURSUANT TO THE LAWS OF THE UNITED STATES AND IS NOT SUBJECT TO APPLICABLE DISCLOSURE AND OTHER LEGAL REQUIREMENTS IN CANADA AS THE OFFER QUALIFIES AS AN EXEMPT TAKE-OVER BID FOR PURPOSES OF APPLICABLE CANADIAN SECURITIES LAW. SHAREHOLDERS RESIDENT IN CANADA SHOULD BE AWARE THAT CANADIAN SECURITIES LAW REQUIREMENTS GOVERNING THE CONDUCT OF A TAKE-OVER BID DIFFER FROM THOSE REQUIREMENTS GOVERNING THE CONDUCT OF A TENDER OFFER IN THE UNITED STATES.

i

ITEM 1. SUBJECT COMPANY INFORMATION
The name of the subject company is Corel Corporation, a Canadian corporation (the “Company”). The address of the Company’s principal executive offices is 1600 Carling Avenue, Ottawa, Ontario, Canada K1Z 8R7, and the telephone number of the Company’s principal executive offices is (613) 728-0826.
The title of the class of equity securities to which this Schedule 14D-9 (the “Schedule 14D-9”) relates is the common stock, no par value per share (the “Shares”). As of the close of business on September 22, 2009, there were 25,905,422 shares of common stock issued and outstanding.
ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON
General
The filing person is the Company. The name, business address and business telephone number of the Company are set forth in Item 1 above. The Company’s website address is www.corel.com. The information on the Company’s website does not constitute part of this
Schedule 14D-9.
This Schedule 14D-9 relates to the tender offer, as amended (the “Offer”), by Corel Holdings, L.P. (the “Offeror”), a holding company organized by VCP II International LLC, a manager of private equity funds (together with its affiliates, including the Offeror, “Vector”) in the Cayman Islands for the purpose of holding Shares, to acquire all of the issued and outstanding Shares not already owned by Vector for $3.50 per Share (such amount, or any different amount per Share offered pursuant to the Offer, the “Offer Price”), upon the terms and subject to the conditions of the Offer to Purchase, dated October 28, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are filed as exhibits to the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO filed by Offeror (the “Schedule TO”) with the Securities and Exchange Commission (the “SEC”) on October 28, 2009. On November 11, 2009, Vector informed the Designated Directors that it would increase the Offer Price to $4.00 per share.
According to the Schedule TO, the Offer is conditioned upon there being validly tendered and not withdrawn on or prior to the expiration of the Offer a number of Shares representing at least a majority of the aggregate number of outstanding Shares (calculated on a fully-diluted basis as of the date the Shares are accepted for payment pursuant to the Offer) not beneficially owned by Vector and its affiliates and the votes attaching to which shall be qualified to be included as votes in favor of any Subsequent Acquisition Transaction (as defined below) in determining whether minority approval (as construed under applicable Canadian securities laws) has been obtained in respect thereof (the “Majority of the Minority Condition”). The Offer is also subject to a number of other conditions set forth in the Offer. The Offeror has reserved the right to waive any condition to the Offer other than the Majority of the Minority Condition.
According to the Schedule TO, Vector beneficially owns 17,682,698 shares of the Company’s Common Stock, representing approximately 67.1% of the issued and outstanding Shares. In addition, of the five members of the Company’s board of directors (the “Board”), two directors, Amish Mehta and Alexander Slusky, are partners in one or more Vector funds. Vector’s principal executive offices are located at One Market Street, Steuart Tower, 23rd Floor, San Francisco, CA 94105, and the telephone number at that location is (408) 988-3832.
According to the Schedule TO, the Offeror is making the Offer in order to be in a position to acquire all of the Shares not currently owned by Vector. If the Offeror consummates the Offer, the Offeror has indicated that it will acquire any Shares not purchased in the Offer through a Compulsory Acquisition (as defined below) or Subsequent Acquisition Transaction (as defined below), in each case for consideration per Share in cash equal to the Offer Price.
The information herein relating to the Offer and the Schedule TO (and the exhibits thereto), including information concerning Vector or its affiliates, officers or directors or actions or events with respect to any of them, has been derived exclusively from the information contained in the Schedule TO (and the exhibits thereto). The Company takes no responsibility for the accuracy or completeness of such information, or for any failure by the parties to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of such information. All dollar amounts in this Schedule 14D-9 are in U.S. Dollars, unless otherwise stated.
Designated Directors
Because of Vector’s substantial voting control over the Company and representation on the Board, the Board designated certain directors (the “Designated Directors”) not affiliated with Vector to consider and evaluate any offer that may come from Vector, along with any other proposals concerning any potential strategic transaction involving the Company and any other alternatives for maximizing value for the shareholders of the Company. The Designated Directors are Daniel T. Ciporin, Steven Cohen, and Barry A. Tissenbaum. As disclosed in Item 3 below, Messrs. Ciporin and Cohen each have minority interests in certain Vector funds, which the Board considered and determined that they were independent nonetheless.
Summary of Background to the Offer
On March 28, 2008, the Company received an unsolicited proposal from Vector to make an offer to acquire all of the Company’s outstanding Shares not owned by it at a price of $11.00 cash per share. The Board formed a Special Committee, which assisted it in evaluating and responding to Vector’s proposal. In addition, the Special Committee undertook a process to evaluate other strategic alternatives to maximize value for all shareholders.
On August 18, 2008, Vector informed the Company that it was withdrawing its proposal to facilitate pursuit by the Company of other alternatives for maximizing value for all shareholders. On August 20, 2008, the Company announced that it was in discussions with a third party regarding a potential sale of the Company. On October 22, 2008, the Company announced that discussions with a third party regarding a potential sale of the Company had ceased, and there were no longer any negotiations concerning an acquisition of the Company then pending.
In August 2009, Vector notified Messrs. Ciporin, Cohen and Tissenbaum that Vector had decided to once again evaluate the possibility of a transaction in which it would offer to acquire all of the outstanding Shares of the Company not owned by it and the Board confirmed that Messrs. Tissenbaum, Cohen and Ciporin would be mandated as the Designated Directors to act as the Board with respect to all matters related to a possible transaction with Vector. Thereafter, on October 23, 2009, a director affiliated with Vector informed one of the Designated Directors that Vector was considering making an offer of $3.35 in cash per share for all of the outstanding Shares of the Company not already owned by Vector. On October 28, 2009, Vector commenced its offer of $3.50 in cash per share for all of the outstanding Shares of the Company not already owned by it. On November 11, 2009, Vector informed the Designated Directors that it would increase the Offer Price to $4.00 per share.
Available Information
The Company is subject to the informational and reporting requirements of the Securities and Exchange Act of 1934 (the “Exchange Act”) and applicable Canadian securities laws, and in accordance therewith files and furnishes periodic reports, proxy statements and other information with the SEC and applicable Canadian securities regulatory authorities relating to its business, financial condition and other matters. Such reports, proxy statements and other information may be read and copied at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, or free of charge at the website maintained by the SEC at http://www.sec.gov or at the website maintained by the Canadian securities regulatory authorities at www.sedar.com.
ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
The following is a summary of all material agreements, arrangements or understandings or actual or potential conflicts of interests between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates and (ii) Vector or the Offeror or each of their respective executive officers, directors or affiliates, in each case as known to the Company. References to the agreements described below are qualified in their entirety by reference to the complete text of each such agreement, which is included or referenced as an Exhibit hereto and incorporated by reference herein.

Designated Directors
The Designated Directors are Daniel T. Ciporin, Steven Cohen, and Barry A. Tissenbaum. While none of the Designated Directors is employed by or affiliates of Vector, Mr. Ciporin has a minority limited partner interest (of less than 1%) in one or more Vector funds, which may include the fund that is making the Offer. Mr. Cohen has a minority interest of 1.66% and 0.04% respectively, in Vector funds, which may include the fund that is making the Offer. In designating these directors, the Board carefully considered these interests and determined that each of these directors was independent nonetheless, and that the Company and the minority shareholders were best served by designating three directors rather than one, as had been the case during 2008 when another offer was received from Vector.
Confidentiality and Standstill Agreement
On October 19, 2009, the Company and the Offeror entered into a confidentiality and standstill agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, the Company agreed to furnish the Offeror confidential information concerning its businesses in connection with the evaluation of a possible transaction between the Offeror and the Company. The Confidentiality Agreement includes a standstill clause that prohibited Vector from, among other things, acquiring any securities of the Company until October 27, 2009; the Designated Directors could have extended the standstill period daily until November 4, 2009 and did extend it once until October 28, 2009.
Expense Reimbursement Agreement
Prior to the Company’s initial public offering in 2006, Vector caused the Company to enter into an Expense Reimbursement Agreement pursuant to which the Company is required to reimburse Vector for transaction advisory work performed on the Company’s behalf. During 2008, the Company paid Vector $429,000 pursuant to the terms of this agreement. The Company believes that no fees will be paid to Vector pursuant to this agreement in connection with the Offer.
Registration Rights Agreement
Prior to the Company’s initial public offering in 2006, Vector caused the Company to enter into a registration rights agreement pursuant to which the Company is required to register for sale Vector’s shares at the Company’s expense.
Employment Agreements
The Company has entered into employment agreements with its executive officers as follows:
Kris Hagerman. In July 2009, the Company and Mr. Hagerman substantially finalized the terms on which Mr. Hagerman serves as the Chief Executive Officer of the Company effective as of July 28 and unless and until terminated by either party upon written notice. Mr. Hagerman will receive an annual base salary of $600,000 for the term of the agreement, subject to annual review and adjustment by the Board. Mr. Hagerman is also eligible to participate in the Company’s Annual Incentive Plan with a target incentive of $400,000. The specific targets are set by the Board annually in consultation with Mr. Hagerman and reflect achievement of management objectives, corporate revenue and corporate EBITDA. In the event that Mr. Hagerman’s employment by the Company is terminated without cause, he is entitled to severance compensation equal to 12 months’ base salary plus a pro rata portion of the incentive compensation for the balance of the fiscal year (assuming 100% achievement), as well as 12 months’ additional medical benefits coverage. If the Company completes a Significant Event (as defined in the Company’s 2006 Equity Incentive Plan), then all of Mr. Hagerman’s unvested options will be deemed to vest on completion of that event, provided that, if Mr. Hagerman departs the Company within 6 months after the Significant Event, he will be required to forfeit the accelerated options or any Shares or cash received in connection with those accelerated options.

Tom Berquist. In August 2009, the Company entered into an employment agreement pursuant to which Mr. Berquist serves as the Chief Financial Officer of the Company unless and until terminated by either party upon written notice. Mr. Berquist receives an annual base salary of $300,000 for the term of the agreement, subject to review and adjustment from time to time by the Company. Mr. Berquist is also eligible to participate in the Company’s Annual Incentive Plan with a target incentive of $200,000. The terms and conditions of the Annual Incentive Plan may be amended from time to time by the Company. In the event that Mr. Berquist’s employment by the Company is terminated without cause, he is entitled to severance compensation equal to one month of base salary for each full year of employment, subject to a minimum of six months’ base salary and a maximum of 12 months’ base salary. Additionally, in the event of termination with cause, Mr. Berquist is entitled to receive incentive payment in accordance with the terms of the Annual Incentive Plan as well as a minimum of six and a maximum of 12 months’ additional medical benefits coverage, based on the length of his employment.
Amanda Bedborough. In January 2003, the Company entered into an employment agreement with Amanda Bedborough, as Executive Vice President, International Operations. She currently receives an annual base salary of £180,000, with an annual target bonus of £101,296 (US$299,700 and US$168,700, respectively, based on the exchange rate in effect as of the close of business on November 8, 2009) based on meeting targets set by the Board or compensation committee each year. In addition, she may be eligible for a target bonus at the sole discretion of the Board. If the Company terminates her employment without cause, the Company is obligated to pay to her up to 18 months of her base salary and maintain her benefits for up to 18 months. In the event there is a change of control, and Ms. Bedborough’s employment is terminated during the period beginning one month before and ending six months after the change of control, she is entitled to receive 18 months written notice.
Additional information with respect to the employment and compensation of the Company’s executive officers is included under the caption “Compensation of Directors and Executive Officers” in the Company’s 2009 Proxy Statement, dated May 5, 2009, a copy of which is filed as an Exhibit hereto and incorporated by reference herein.
Stock Options
The Offer to Purchase describes how Vector intends to treat outstanding stock options. Attached as Annex I is a list of the outstanding stock options held by the Company’s executive officers and directors.
Additional information with respect to the grant and exercise of stock options held by the Company’s directors and executive officers is included under the caption “Compensation of Directors and Executive Officers” in the Company’s 2009 Proxy Statement, dated May 5, 2009, a copy of which is filed as an Exhibit hereto and incorporated by reference herein.
Director Compensation
Pursuant to a mandate passed by the Board, each of the Designated Directors received as of September 1, 2009, and will receive the first day of every third month thereafter during the currency of such mandate, the sum of $50,000 as compensation.
For the fiscal year ended November 30, 2008, the compensation paid to directors, other than members of management of the Company, for acting as a director of the Company was $25,000 per year. The chairperson of each Board committee was paid an additional $15,000 for the fiscal year ended November 30, 2008 for acting as chairperson. In addition, each independent director of the Board received compensation for services provided as members of the special committee which evaluated strategic alternatives for the Company during fiscal 2008. During their time of service on the Special Committee (as defined herein), Mr. Giffen received compensation of $180,000, and Mr. Cohen and Mr. Ciporin each received compensation of $60,000. For the 2009 fiscal year, each director, other than members of management of the Company, will be paid a fee of $25,000 and the chairperson of the Audit Committee will be paid an additional fee of $25,000. Each of the current directors has received, in connection with such director’s service as a director of the Company, options to purchase the number of Shares set forth opposite such director’s name on Annex I hereto. Each new non-employee director that joins the Board will receive options to purchase 25,000 Shares. The exercise price of all such options shall be equal to the fair market value of those Shares on the date of the grant. These options vest as to 25% on the first anniversary of the date of grant and as to an additional 25% each year thereafter in quarterly installments. Upon the occurrence of a Significant Event (as defined under the Company’s 2006 Equity Incentive Plan), all options or other equity awards held by members of the Board under the Equity Incentive Plan shall immediately vest. The Company also reimburses directors and officers, respectively, for reasonable out-of-pocket expenses incurred in performing their duties. Directors and officers of the Company’s subsidiaries do not receive any additional remuneration for acting in such capacities but are reimbursed for reasonable out-of-pocket expenses incurred in performing their duties.
Additional information with respect to the compensation of the Company’s directors is included under the caption “Compensation of Directors and Executive Officers” in the Company’s 2009 Proxy Statement, dated May 5, 2009, a copy of which is filed as an Exhibit hereto and incorporated by reference herein.
Indemnification and Insurance
Under the Canada Business Corporations Act (the “CBCA”), the Company may indemnify a current or former director or officer of the Company or another individual who acts or acted at the Company’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Company or other entity. However, indemnification is prohibited under the CBCA unless the individual:
•	acted honestly and in good faith with a view to best interests of the Company, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Company’s request; and

•	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.
The CBCA provides that the Company may also advance moneys to a director, officer or other individual for costs, charges and expenses reasonably incurred in connection with a proceeding referred to above.
Despite the foregoing, an individual referred to above is entitled to indemnity from the Company in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the Company or other entity as described above, if the individual seeking indemnity;
•	was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

•	fulfils the conditions set in the two bullets preceding this paragraph.
The Company’s By-laws require it to indemnify a director or officer, a former director or officer or a person who acts or acted at the Company’s request as a director or officer, or in a similar capacity of another entity, and the heirs and legal representatives of such a person to the fullest extent permitted by the CBCA. The Company’s By-laws also authorize it to purchase and maintain insurance for its officers and directors, and the Company has purchased such insurance. In addition, the Company expects to purchase a customary insurance “tail” policy to cover its officers and directors in the event that the Offer closes, for claims that may arise thereafter.
The Company has entered into indemnity agreements with its directors and officers which provide, among other things, that the Company will indemnify him or her for expenses reasonably incurred by such individual in respect of a proceeding in which such individual is or may be joined as a party or is or may be liable for or in respect of penalty by reason of such individual being or having been a director or officer, subject to specified limitations.

ITEM 4. THE SOLICITATION OR RECOMMENDATION
The Recommendation
The Designated Directors are unable to take a position with respect to the Offer at the present time because they have not had the opportunity to complete their evaluation of the increase in the Offer Price that Vector advised them of late last night. The Designated Directors intend to complete their evaluation of the revised Offer with their financial and legal advisors and will in the near future, on behalf of the Company: (i) recommend acceptance or rejection of the Offer; (ii) express no opinion and remain neutral toward the Offer; or (iii) state that they are unable to take a position with respect to the Offer.
Background
In August 2003, Vector purchased all the issued and outstanding shares of the Company for approximately $123 million in cash. While privately held by Vector, the Company undertook a significant restructuring of its business and completed several strategic acquisitions, including the 2004 acquisition of Jasc for $38.2 million in cash and stock and the 2006 acquisition of WinZip from Vector for 4.3 million Shares.
In April 2006, the Company completed an initial public offering of 6.5 million Shares for $16 per share. Concurrently with the completion of the public offering, the Company entered into a new credit facility, consisting of a $90 million term loan and a $75 million revolving credit facility.
On December 12, 2006, the Company announced the completion of its acquisition of InterVideo for $198.6 million in cash. In connection with its acquisition of InterVideo, the Company amended its credit facility to provide for an additional $70 million in term loan borrowings.
Beginning in the fall of 2006, the Board began discussions regarding a combination of the Company with a potential strategic partner. Discussions with the potential strategic partner resulted in its decision to conduct limited due diligence on the Company and the exchange of several term sheets regarding a potential merger of equals. These discussions continued intermittently, and ended in August 2007 when the potential strategic partner announced poor financial results and the parties were unable to agree to the terms of a transaction.
In July of 2007, the Board explored the possibility of a dividend recapitalization, which would enable a significant cash dividend, but after discussions with several potential financing sources, the Company Board declined to pursue a transaction due to the parties being unable to agree to terms.
Beginning in July of 2007, a private equity firm, Party A, began discussions with the Company regarding a potential transaction. Party A entered into a confidentiality and non-disclosure agreement with the Company and thereafter engaged in substantial due diligence. On August 13, 2007, Party A indicated its interest in acquiring all the outstanding Shares at a purchase price between $16.00 and $16.75 per share. Discussions regarding a transaction and diligence continued, and on November 6, 2007, Party A advised the Company that it would be reducing its proposed purchase price to between $15.00 and $15.75 per Share and proposed 60 days of exclusivity to continue its due diligence. The Board met on November 12, 2007 to consider Party A’s proposal and counter-proposed a purchase price of $16.00 per share and more limited exclusivity. Party A declined the counter-proposal and discussions ended in December of 2007.
In December of 2007, the Company engaged a financial advisor to approach third parties potentially interested in the purchase of the WinZip business. The financial advisor approached 28 strategic bidders, but there were no further discussions.
On March 28, 2008, Vector delivered to the Company an unsolicited, non-binding proposal (the “2008 Proposal”) to acquire all of the Shares not already owned by it at a price of $11.00 in cash per share.
The Board then formed a special committee (the “Special Committee”), consisting of Ian Giffen, Daniel Ciporin and Steven Cohen, to evaluate and respond to the 2008 Proposal and to evaluate other strategic alternatives. In the course of the Special Committee discussions, Messrs. Ciporin and Cohen noted that they held small limited partnership interests in certain funds affiliated with Vector and that Mr. Cohen owned a small interest in the Corel Holdings L.P. Messrs. Giffen, Ciporin and Cohen considered the suitability of each for service on the Special Committee in light of these holdings. As a result, the Special Committee was reconstituted on April 1, 2008, to consist solely of Mr. Giffen; Messrs. Ciporin and Cohen agreed to act as advisors to the Special Committee. On April 14, 2008, the Special Committee retained Genuity Capital Markets (“Genuity”) as its independent financial advisor. On May 6, 2008, the Special Committee engaged an investment dealer affiliate of a Canadian chartered bank (the “Valuator”) to prepare a formal valuation with respect to any proposed transaction with Vector or any other party.
From April through early August 2008, the Special Committee and its legal and financial advisors considered the 2008 Proposal. Throughout that same period, the Special Committee, together with Genuity, also actively solicited interest from other potential bidders to determine whether there were alternative transactions that might be available to the Company and that could achieve greater value for the Company and its shareholders. During this period, Vector continued to develop the 2008 Proposal and the full Board discussed potential alternative transactions that the Special Committee had identified. In addition to a sale of the entire Company, the Special Committee and Vector also considered the possibility of selling certain businesses of the Company. In the context of these discussions, in late June 2008, the Special Committee sought a written confirmation from Vector, which could be shared with potential bidders, that Vector would support an alternative transaction and withdraw the 2008 Proposal if the Special Committee identified an alternative proposal that it believed offered superior value to the Company and its shareholders. While Vector confirmed it was supportive of maximizing shareholder value and was potentially interested in selling the Company as a whole (and in this regard was willing to take steps to facilitate such a transaction), it declined to sign such a confirmation and reaffirmed that it was prepared to proceed with a transaction to acquire the Shares it did not already own.
On June 11, 2008, at a meeting of the Special Committee, Genuity reported on a non-binding expression of interest received for the Company’s WinZip business, as well as interest of another potential buyer of the Company’s digital media business.
By late July 2008, the Special Committee had identified two potential transactions that it believed might provide greater overall value to the Company and its minority shareholders than the 2008 Proposal. In one of these transactions, Party B, a private equity fund, indicated its interest in acquiring the Company’s WinZip business for $255 million in cash. In the other, Parties C and D, two private equity funds, expressed an interest in acquiring all of the outstanding Shares of the Company at a price of $12.50 in cash per share.
In August 2008, after further negotiations with Party B, the Special Committee and Vector determined that it was unlikely that Party B would complete the acquisition of WinZip on the terms discussed. Consequently, negotiations with Party B were terminated.
On August 18, 2008, the Company announced that the Special Committee had identified potential alternatives to the 2008 Proposal and that, as a result, Vector had withdrawn its 2008 Proposal in the interest of facilitating the Company’s pursuit of these third-party strategic alternatives. The Company further announced that in light of the withdrawal of the 2008 Proposal and the full Board’s desire to oversee evaluation of the potential strategic alternatives directly, the Board unanimously determined that there was no longer a need for the Special Committee and dissolved it.
On August 21, 2008, Parties C and D entered into a non-binding letter of intent to acquire the Company for $12.50 in cash per share. On September 25, 2008, Parties C and D advised the Company that they would be reducing their proposed purchase price from $12.50 per share to $10.50 per share, and that their proposal contemplated that the definitive agreement would contain a financing condition. Parties C and D also proposed an alternative structure for acquiring the Company’s business by means of an asset purchase, in which certain liabilities would not be assumed by the buyers. In light of these revised terms, on September 29, 2008, the Company advised Parties C and D that it would not be extending exclusivity and was terminating the August 21, 2008 non-binding letter of intent. Discussions continued nonetheless. On October 21, 2008, representatives of Parties C and D advised the

Company’s financial advisor that, in light of their findings, general economic developments and the general unavailability of credit to help finance acquisitions, they would only be willing to pursue a transaction that had little to no premium to then current market price of the Company of $7.00 per share and only if the transaction was structured as an asset purchase. The Company declined to continue negotiations on this basis.
From November 2008 to January 2009, Vector and the Board discussed the possibility of Vector acquiring the Shares of the Company it did not already own. In light of continuing disruption in the global economy and uncertainty regarding the Company’s prospects, in February 2009, Vector advised the Company that it had ceased active evaluation of the possibility of acquiring the Shares of the Company it did not already own, indicating it might be willing to revisit the topic once the economy and the Company’s business stabilized.
In August 2009, Messrs. Slusky and Mehta notified management and the other directors that Vector had decided to again evaluate the possibility of a transaction in which it would offer to acquire all of the outstanding Shares of the Company not owned by it. Thereafter, the Board designated Daniel C. Ciporin, Steven Cohen and Barry A. Tissenbaum (the “Designated Directors”) to act broadly on its behalf with respect to any Vector proposal pursuant to a mandate that was subsequently confirmed as described below. On August 11, 2009, Mr. Mehta advised Mr. Tissenbaum, and on August 18, 2009, Mr. Mehta confirmed to Mr. Cohen, that Vector was considering making a proposal to take the Company private and that Vector was not interested in selling its shares. In response to requests for information that the Company received from Vector in August 2009, the Company requested that Vector enter into a confidentiality agreement, which was executed on September 1, 2009.
During September 2009, Vector proceeded with its due diligence investigation of the Company’s financial results and operations and during the week of September 16 the Designated Directors met with three investment banking firms with a view to choosing one as their independent financial advisor.
On September 25, 2009, Mr. Mehta spoke with Mr. Tissenbaum and indicated that Vector would be interested in further exploring a possible transaction in which it would acquire all of the Shares of the Company not owned by it. Also on September 25, 2009, the Designated Directors met to discuss the status of, and issues arising from, Vector’s interest.
On September 28, 2009, Canadian and U.S. counsel to the Designated Directors held a conference call with Canadian and U.S. counsel to Vector to discuss substantive and procedural matters regarding a potential bid by Vector. The participants discussed, among other things, the requests by the Designated Directors for a more comprehensive and formal mandate from the Board, a revised confidentiality agreement with Vector including, among other things, a standstill, and compensation for their services. The participants also discussed the Designated Directors’ request that Vector cover the cost of the financial advisors, noting that if the proposed transaction had followed Canadian procedures, Vector would have been responsible to pay for an independent valuation. Vector declined to contribute to payment of the fees of the financial advisor. The participants also discussed structural matters related to a possible transaction, as well as potential timing and other considerations, should Vector determine to proceed, and there discussions continued thereafter.
On September 30, 2009, at a meeting of the Board, the Designated Directors confirmed that they would be mandated to act as the Board with respect to all matters related to a possible transaction with Vector. Messrs. Slusky and Mehta also confirmed that they would recuse themselves with respect to, and abstain from voting on, any actions of the Board in respect of a possible transaction with Vector. Further, Messrs. Slusky and Mehta again informed the Board that Vector was not interested in considering a sale of its Shares to any third party and that, in its view, no transaction other than an acquisition of the Company by Vector would be appropriate or successful.
On October 6, 2009, the Designated Directors met with their advisors to receive an update on interactions with Vector’s counsel and to discuss issues related to the possible Vector transaction.
On October 7, 2009, counsel to the Designated Directors delivered to counsel to Vector a draft mandate for the Designated Directors. On October 8, counsel to the Designated Directors delivered to counsel to Vector a draft confidentiality agreement, including a standstill provision.

At a meeting of the Board on October 8, 2009, Messrs. Slusky and Mehta acknowledged receipt of the draft mandate and confidentiality and standstill agreement and confirmed Vector’s willingness to have both approved and in place before moving ahead with any potential transaction.
From October 9-18, 2009, counsel to the Designated Directors and counsel to Vector held numerous conference calls regarding the draft confidentiality and standstill agreement and the draft mandate. On October 11, 2009, the Designated Directors met to discuss recent developments.
Also on October 11, 2009, the Designated Directors decided that going forward their Canadian Counsel would act for both the Designated Directors and the Company as had been requested by General Counsel of the Company earlier that day, provided that in the event that there was a conflict of interest between the Designated Directors and the Company, Canadian counsel would act only for the Designated Directors. The Designated Directors were advised by the General Counsel of the Company that the Company would continue to use its current (separate) U.S. counsel.
On October 19, 2009, the Company’s Board unanimously approved by written consent the mandate of the Designated Directors to act as the Board of Directors, and exercise all power and authority of the Board of Directors, with respect to matters relating to the Vector proposal along with other proposals concerning potential strategic transactions and other alternatives for maximizing shareholder value. The Designated Directors then authorized the Company to enter into the revised confidentiality and standstill agreement in the form previously agreed with Vector. Also on October 19, 2009, the Designated Directors engaged Genuity as their financial advisor.
On October 19, 2009, Genuity informed the Designated Directors that a third party (Party E) had expressed interest in certain assets of the Company. Discussion began on October 20, 2009 concerning the execution of a confidentiality and non-disclosure agreement with Party E.
On October 21, 2009, counsel to Vector, the Designated Directors and the Company held a conference call to discuss next steps and other considerations in respect of a possible transaction. Counsel to Vector outlined the decision points Vector was considering and reiterated Vector’s desire for an orderly and transparent process with open communications. In that regard, counsel to Vector proposed to deliver draft tender offer materials, including a draft offer to purchase, to counsel to the Designated Directors and the Company in advance of any decision by Vector so that the Designated Directors and the Company could evaluate and comment on the structure and other terms of a possible transaction. Subsequent to the call, counsel to Vector delivered to counsel to the Designated Directors and the Company a working draft of an offer to purchase, which did not include any indication of the offer price.
On October 23, 2009, the Company and Party E entered into a confidentiality agreement. Thereafter Party E was given access to confidential information and began its due diligence investigations. No offer has been made by Party E.
On October 23, 2009, counsel to Vector and the Designated Directors spoke to discuss the next steps for a possible transaction and alternatives under consideration, including matters relating to the Company’s credit agreement.
Also on October 23, 2009, Mr. Mehta called Mr. Tissenbaum to discuss indicative pricing for a potential offer. Mr. Mehta said Vector was considering making an offer at a price of approximately $3.35 in cash per share. Later that evening, the Designated Directors and advisors discussed the information provided by Mr. Mehta.
On October 26, 2009, counsel to the Designated Directors spoke with counsel to Vector to discuss various matters relating to the transaction. Later that day, by notice to Vector in accordance with the confidentiality and standstill agreement, the Designated Directors extended the standstill period to 12:01 p.m. on October 28, 2009. Later that evening, counsel to the Designated Directors sent counsel to Vector a revised version of the draft offer to purchase, suggesting numerous changes, including limitations on Vector’s ability to amend the terms and conditions of the offer and narrowing substantially Vector’s proposed conditions to the Offer.

During the day on October 27, 2009, counsel to Vector sent to counsel to the Designated Directors a revised draft of the offer to purchase, accepting a substantial majority of the changes suggested by the Designated Directors.
Later that evening the Designated Directors met with their advisors to discuss the proposed offer, including the proposed offer price. Following that meeting Genuity contacted Vector to advise that at a price of above $5.00 per share, the Designated Directors would consider recommending in favor of the Offer. Vector indicated that it did not foresee being in a position to Offer a price that high under any circumstances. Separately, counsel to the Designated Directors called counsel to Vector to advise that the Designated Directors had instructed them to deliver notice to Vector extending the standstill period. Counsel to Vector requested that such notice be delayed briefly pending an opportunity for the parties to have further discussions.
Later in the evening on October 27, 2009, Vector contacted Genuity to further discuss the status of the proposal. Vector reminded Genuity of the Company’s limited cash on hand and its need to address credit facility covenant compliance in the near term. Vector noted that it was prepared to take on these risks and offer the Company’s minority shareholders immediate liquidity. Vector indicated that it felt its Offer was fair to the Company’s minority Shareholders, and that it believed the Designated Directors should allow Vector the opportunity to commence the offer and let the shareholders decide whether to accept it. Vector reiterated that it could not foresee being in a position to offer a price close to $5.00 per share, and that as such, Vector did not believe it was in the interest of the minority shareholders for the Designated Directors to prolong discussions, but instead would unnecessarily delay the ability to complete a transaction and thereby increase the risks to the Company, including the risks that the Company would violate its debt covenants without an easily attainable cure. Vector advised that if the Designated Directors would allow the standstill to expire and Vector to commence its Offer on October 28, 2009, then Vector would offer $3.50 per share. Vector noted that if the process were delayed, it would be forced to revaluate its Offer and that it could not assure the Designated Directors that it would be able to offer any price higher than its initial indication of $3.35, if at all.
On the morning of October 28, 2009, the Designated Directors met and determined, among other things, that there was likely no benefit to extending the standstill and that there could be possible harm to the Company in doing so. Accordingly, the Designated Directors instructed Genuity to advise Vector that they had elected not to extend the standstill period which Genuity proceeded to do. Genuity further advised Vector that at a price of over $4.00 per share, the Designated Directors were prepared to consider taking a neutral position with respect to the Offer, but at any price less than $4.00 per share the Designated Directors would not take any immediate position with respect to the Offer. Instead, the Designated Directors would disclose whatever position it might ultimately take in the manner and within the timeframe required under applicable securities laws.
Also on the morning of October 28, 2009, counsel to Vector, counsel to the Designated Directors and counsel to the Company discussed certain remaining questions and concerns with respect to the draft offer, and changes were made in attempt to address these questions and concerns.
Later that morning, Vector advised Genuity that shortly after the close of markets that day, the Purchaser would announce and commence the Offer at a price of $3.50 per share, and the Offeror subsequently did so.
On several occasions following commencement of the Offer, Vector and its advisors discussed with the Designated Directors and their advisors a possible amendment of the Company’s Amended 2006 Equity Incentive Plan, but there has been no agreement to effect any such amendment.
On November 3, 2009, at the request of Vector, the Designated Directors and their advisors attended a presentation by Vector representatives during which Vector outlined the reasons why Vector believes it is best for Corel to become a private company at this time and explaining why Vector believes the price it offered was appropriate.
On November 8, 2009, Vector made a presentation to the Designated Directors and their advisors of its views concerning the Offer. Later that evening Genuity contacted representatives of Vector to advise them that the Designated Directors had considered Vector’s presentation and the Designated Directors remained of the view that they would consider taking a neutral position with respect to the Offer at a price of over $4.00 per share, but at any price less than $4.00 per share the Designated Directors would not take any immediate position with respect to the Offer.
Discussions between Genuity and representatives of Vector continued throughout the day on November 9, 2009, and there were also discussions between representatives of Vector and certain Designated Directors. Late in the evening on November 9, 2009, the Designated Directors met to discuss the conversations taking place during the day. The Designated Directors together with Genuity and their legal advisors discussed strategic and other matters arising from the views Vector had conveyed to Genuity earlier in the day. Following this discussion, the Designated Directors instructed Genuity to advise Vector that the Designated Director’s position remained unchanged and Genuity proceeded to do so.
The Designated Directors met with Genuity again in the morning on November 10, 2009 at which meeting Genuity updated the Designated Directors regarding Genuity’s discussion the previous night with Vector. After having received Genuity’s update, the Designated Directors together with Genuity and their legal advisors discussed strategic and other matters arising from the views Vector had conveyed to Genuity late in the evening of November 9, 2009. Following this discussion, the Designated Directors determined that their position had not changed and instructed Genuity to convey this message to the representatives of Vector and Genuity proceeded to do so.
On November 11, 2009 Vector advised that it would increase the Offer price to $4.00 on the following day.
Intent to Tender
As a result of the recent change to the Offer Price, the Company does not have information as to whether, to the extent permitted by applicable securities laws, rules or regulations, any of the Company’s directors or executive officers currently intend to tender their shares in Offer.
ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED
The Designated Directors engaged Genuity as its financial advisor in connection with the Offer. Pursuant to the terms of its engagement letter, the Company has agreed to pay Genuity for its financial advisory services (i) a work fee of $50,000 per month commencing October 2009 and continuing until July 2010; provided that the work fee will be payable for the entire period upon the termination or conclusion of the engagement, if any one of the Designated Directors ceases to be a director of the Company or if the Company no longer has public securityholders, (ii) an opinion fee of $300,000 if an opinion is requested by the Designated Directors and provided, regardless of the outcome of such opinion, (iii) an additional opinion fee of $150,000, if an additional opinion is requested by the Designated Directors and provided, regardless of the outcome of such opinion, and (iv) a incentive fee of up to $400,000, payable in the discretion of the Designated Directors, provided, that should any of the Designated Directors no longer be a director of the Company and at such time the Designated Directors have not determined such fee, then the incentive fee is automatically set at $200,000. In addition, the Company has agreed to reimburse Genuity for its expenses incurred in connection with its services, including the fees and expenses of its legal counsel, and will indemnify Genuity against certain liabilities, including liabilities arising under the federal securities laws.
The Designated Directors engaged Bennett Jones LLP and Kaye Scholer LLP to act as legal counsel in connection with the Offer. Pursuant to these engagements, the Company has agreed to pay their legal fees that will be payable whether or not the Offer is consummated.
ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
During the past 60 days no transactions in Shares have been effected by the Company or, to the Company’s knowledge, by any director, executive officer, affiliate or subsidiary of the Company.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
Except as set forth in Item 4 above, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relates to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (2) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; (3) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company, or any other person; or (4) a material change in the present dividend rate or policy or indebtedness or capitalization of the Company. However, the Company is free to solicit, negotiate and consider transactions that could have one of these effects.
ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED
General
The Company is not aware of any governmental license or regulatory permits that are material to the Company’s business that might be adversely affected by the acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares pursuant to the Offer.
Second-Step Acquisition & Dissenter’s Rights
The following summaries should be read in connection with and are qualified in their entirety by the more detailed information appearing in the Offer to Purchase under the section entitled “Acquisition of Shares not Tendered in the Offer; Dissenter’s Rights.”
Compulsory Acquisition
If, within 120 days after the date of the Offer, the Offer is accepted by shareholders holding not less than 90% of the Shares (on a fully-diluted basis), other than any Shares held at the date of the Offer by or on behalf of Vector or an affiliate or associate (as such terms are defined in the CBCA) of Vector, then Vector will acquire the Shares not tendered in the Offer on the same terms as the Shares acquired under the Offer either pursuant to the provisions of section 206 of the CBCA (a “Compulsory Acquisition”) or pursuant to a Subsequent Acquisition Transaction (as defined below).
To exercise its statutory right of Compulsory Acquisition, Vector must give notice (the “Purchaser’s Notice”) to each shareholder who did not accept the Offer (and each person who subsequently acquires any such Shares) (in each case, a “Dissenting Offeree”) and the Director under the CBCA of such proposed acquisition within 60 days after the date of termination of the Offer and in any event within 180 days following the date of the Offer. Within 20 days after having given the Purchaser’s Notice, Vector must pay or transfer to the Company the consideration it would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. Within 20 days after receipt of the Purchaser’s Notice, each Dissenting Offeree must send the certificates evidencing the Shares held by such Dissenting Offeree to the Company and must elect either to transfer such Shares to Vector on the terms on which Vector acquired Shares under the Offer or to demand payment of the fair value of the Shares by so notifying Vector. If the Dissenting Offeree fails to notify Vector within the 20-day period, the Dissenting Offeree will be deemed to have elected to transfer its Shares to Vector on the same terms on which Vector acquired the Shares under the Offer. If a Dissenting Offeree has elected to demand payment of the fair value of its Shares, Vector may apply to a court having jurisdiction to hear the application to fix the fair value of the Shares of that Dissenting Offeree. If Vector fails to apply to such court within 20 days after it made the payment or transferred the consideration to the Company, the Dissenting Offeree may then apply to the court within a further period of 20 days to have the court fix the fair value. If no such application is made by the Dissenting Offeree or Vector within such periods, the Dissenting Offeree will be deemed to have elected to transfer its Shares to Vector on the same terms on which Vector acquired Shares from the shareholders who accepted the Offer. Any judicial determination of the fair value of the Shares could be more or less than the amount of the Offer consideration per Share paid pursuant to the Offer.

The foregoing is only a summary of the statutory right of Compulsory Acquisition that may become available to Vector. The summary is not intended to be complete nor is it a substitute for the more detailed information contained in the provisions of section 206 of the CBCA. Shareholders should refer to section 206 of the CBCA for the full text of the relevant statutory provisions. The provisions of section 206 of the CBCA are complex and require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about the provisions of section 206 of the CBCA should consult their legal advisors.
Compelled Acquisition
If a shareholder does not receive the Purchaser’s Notice, the shareholder may, within 90 days after the date of the termination of the Offer, or if the shareholder did not receive the Offer, within 90 days of the later of the date of termination of the Offer and the date on which the shareholder learns of the Offer, require Vector to acquire the shareholder’s Shares on the terms of the Offer (a “Compelled Acquisition”).
The foregoing is only a summary of the statutory right of Compelled Acquisition that may become available to a shareholder. The summary is not intended to be complete nor is it a substitute for the more detailed information contained in the provisions of section 206.1 of the CBCA. Shareholders should refer to section 206.1 of the CBCA for the full text of the relevant statutory provisions. The provisions of section 206.1 of the CBCA are complex and require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about the provisions of section 206.1 of the CBCA should consult their legal advisors.
Subsequent Acquisition Transaction
If Vector accepts and pays for Shares validly tendered in the Offer and the statutory right of Compulsory Acquisition described above is not available for any reason or Vector determines not to exercise such right, Vector will take such action as is necessary, including causing a special meeting of shareholders to be called to consider an amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction involving the Company and Vector, or an affiliate of Vector, for the purpose of enabling Vector or one of its affiliates to acquire all the Shares not acquired pursuant to the Offer for consideration per share equal in value to and in the same form as the consideration payable to shareholders pursuant to the Offer (a “Subsequent Acquisition Transaction”). Under such a Subsequent Acquisition Transaction, the Company may continue as a separate subsidiary of Vector following the completion of any such transaction. The timing and details of any such transaction will depend on a number of factors, including the number of Shares acquired pursuant to the Offer. If the Majority of the Minority Condition (as defined below) is satisfied and Vector accepts and pays for the Shares tendered under the Offer, Vector will effect a Subsequent Acquisition Transaction, and will own sufficient Shares to effect such transaction.
U.S. Antitrust Law
Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The Company does not believe that the purchase of Shares by Vector in the Offer and the Second-Step Acquisition is subject to such requirements because Vector currently owns Shares representing more than 50% of the Company’s outstanding voting securities, which means that Vector is in “control” of the Company for purposes of these requirements.
Canadian Antitrust Law
Part IX of the Competition Act (Canada) (the “Competition Act”) requires pre-merger notification to the Commissioner of Competition of certain enumerated types of transactions that exceed certain prescribed thresholds. Where a transaction is subject to pre-merger notification, the parties to the merger cannot complete their merger until they have submitted a notification with the prescribed information to the Commissioner of Competition and the statutory waiting period has expired.
Where a person already owns 50% or more of the voting shares of a corporation that carries on an operating business or controls a corporation that carries on an operating business, the acquisition of additional voting interests is not subject to notification under Part IX of the Competition Act. Given that Vector already owns more than 50% of the voting shares of the Company, the Offer is not subject to pre-merger notification under the Competition Act.
Under the Investment Canada Act (Canada) (the “ICA”), transactions involving the acquisition of control of a Canadian business by a non-Canadian are subject to either notification or pre-merger review and Ministerial approval. Under the ICA, an entity is deemed to control another entity where it owns a majority of the voting interests of the other entity. Where this is the case, further acquisitions of voting interests in the controlled entity by the controlling entity do not constitute acquisitions of control for purposes of the ICA, as the controlling entity already controls the controlled entity. Given that Vector already owns more than 50% of the voting shares of the Company, Vector already controls the Company for purposes of the ICA and therefore, the Offer is not subject to the ICA.
Other Approvals
The Company and its subsidiaries conduct business in a number of additional countries outside of the United States and Canada in which the Company’s products are currently sold. The antitrust or merger control statutes or regulations of certain of these foreign countries may require the filing of information with, or the obtaining of the approval of, antitrust or competition authorities therein. After commencement of the Offer, Vector has advised shareholders that it will seek further information regarding the applicability of any such statutes or regulations and currently intends to take such action as they may require, but no assurance can be given that such approvals will be obtained.
ITEM 9. EXHIBITS

(a)(5)(i)	Press Release of the Company, dated October 29, 2009 (filed herewith)*

(a)(5)(ii)	Press Release of the Company, dated November 12, 2009 (filed herewith)*

(d)(1)	Confidentiality Agreement, dated as of October 19, 2009, between the Company and Vector (filed herewith)*

(e)(1)	Form of Registration Rights Agreement by and among Corel Corporation and the stockholders named therein (incorporated by reference to exhibit 4.1 of the Company’s Registration Statement on Form F-1 filed with the Commission on April 25, 2006)

(e)(2)	Advisory Services Expense Reimbursement Agreement, dated February 23, 2006, between Corel Corporation and Vector Capital Corporation (incorporated by reference as exhibit 10.12 to the Corporation’s Registration Statement on Form F-1 filed April 4, 2006)

(e)(3)	Employment Agreement between Corel Corporation and Amanda Bedborough (incorporated by reference to exhibit 10.5 of the Company’s Registration Statement on Form F-1 filed with the Commission on April 25, 2006)

(e)(4)	Amendment of Employee Agreement with Amanda Bedborough (incorporated by reference to exhibit 4.1 of the Company’s 10-Q filed August 31, 2009)

(e)(5)	Employment Agreement between Corel Corporation and Kris Hagerman (incorporated by reference to exhibit 10.6 to the Company’s 10-K filed February 9, 2009

(e)(6)	Employee Agreement with Thomas Berquist, Chief Executive Officer (incorporated by reference to exhibit 4.2 of the Company’s 10-Q filed August 31, 2009)

(e)(7)	2003 Share Option and Phantom Unit Plan (incorporated by reference to exhibit 10.7 of the Company’s Registration Statement on Form F-1 filed with the Commission on April 25, 2006)

(e)(8)	2006 Equity Incentive Plan (incorporated by reference to exhibit 10.8 of the Company’s Registration Statement on Form F-1 filed with the Commission on April 25, 2006)

(e)(9)	Form of Equity Award (incorporated by reference to exhibit 10.9 of the Company’s Registration Statement on Form F-1 filed with the Commission on April 25, 2006)

(e)(10)	InterVideo, Inc. 1998 Stock Plan (incorporated by reference to exhibit 99.1 of the Company’s Registration Statement on Form S-8 filed with the Commission on December 14, 2006)

(e)(11)	InterVideo, Inc. 2003 Stock Plan (incorporated by reference to exhibit 99.2 of the Company’s Registration Statement on Form S-8 filed with the Commission on December 14, 2006)

(e)(12)	Excerpts from the Company’s Proxy Statement, dated May 5, 2009 (incorporated by reference to exhibit 99.1 of the Company’s Current Report on Form 8-K dated April 23, 2009).

*	Included in copies made available to shareholders of Corel Corporation.

SIGNATURES
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COREL CORPORATION
By	/s/ Kris Hagerman
Kris Hagerman
Chief Executive Officer

Dated: November 12, 2009

ANNEX I

		Grant	Grant	Options
Name	Title	Date	Price	Outstanding
Kris Hagerman	CEO	05/08/2008	$10.87	326,760
		07/24/2009	$2.20	1,887,708

			TOTAL:	2,214,468

Thomas Berquist	CFO	9/6/2009	$2.82	314,618

			TOTAL:	314,618

Amanda Bedborough	EVP International Operations	12/01/2003	$1.17	34,160
		12/17/2004	$1.17	4,269
		12/01/2003	$1.17	5,531
		12/01/2004	$1.17	40,562
		04/24/2007	$13.03	20,000
		03/06/2008	$10.10	30,000
		07/24/2009	$2.20	314,618
		04/24/2007	$0.00	10,000

			TOTAL:	459,140
Alex Slusky	Director	10/01/2005	$1.17	17,079
		10/01/2005	$1.17	12,809
		04/24/2007	$13.03	15,000
		07/24/2009	$2.20	50,000

			TOTAL:	94,888
Daniel Ciporin	Director	05/09/2007	$13.17	50,000
		07/24/2009	$2.20	50,000

			TOTAL:	100,000
Steven Cohen	Director	10/01/2005	$1.17	12,809
		04/24/2007	$13.03	15,000
		07/24/2009	$2.20	50,000

			TOTAL:	77,809
Barry Tissenbaum	Director	05/05/2009	$1.93	25,000
		07/24/2009	$2.20	25,000

			TOTAL:	50,000
Amish Mehta	Director	01/19/2006	$15.69	12,809
		04/24/2007	$13.03	15,000
		07/24/2009	$2.20	50,000

			TOTAL:	77,809